Exhibit 99.a

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

FOR IMMEDIATE RELEASE                                                                                                                                             April 19, 2004
Contact:    Investor Relations
                Albert W. Atallah
                Phone: (858) 668-1808 ext.206
                e-mail: info@thunderbirdgaming.com

THUNDERBIRD UPDATE

International Thunderbird Gaming Corporation (CNQ - ITGC.U) announces the following:

Trading Shares on the CNQ: The volume of trading with respect the Company's shares has continued to increase over the past several months in conjunction with the Canadian Trading and Quotation System Inc.'s ("CNQ") (www.cnq.ca) increasing exposure in the marketplace. The Company's shareholders continue to make inquiries as to whether the Company intends to pursue a listing with another exchange. Management believes it is in the Company's best interest to continue with the CNQ, especially in light of the great progress made by the CNQ in increasing its network of dealers. Management encourages the investment community and its shareholders to pursue trading through dealers that are either approved dealers on the CNQ or with dealers that have a relationship with the CNQ listed dealers.

The CNQ has attracted 10 Canadian securities dealers and more are participating indirectly through correspondent relationships with CNQ's dealers. These firms range from fully-integrated investment dealers to medium sized and smaller dealers with specialties in retail brokerage, registered professional trading and market making. Several firms are acting as market markers in CNQ securities although this is not a requirement to participate. The dealers are as follows: BMO Nesbitt Burns, Inc; Byron Securities Limited; Canaccord Capital Corporation; First Associates Investments, Inc.; Haywood Securities, Inc.; Jones, Gable & Company Limited; Northern Securities, Inc.; Octagon Capital Corporation; Scotia Capital, Inc.; TD Securities, Inc., and; W.D. Latimer Co. Limited.

Letter of Intent for Loan on Project Development: The Company has entered into a Letter of Intent ("LOI") with a financial group located in the United States. The terms of the LOI call for the lender to lend up to $10 million for various projects that the Company intends to develop in the next 12 months. Upon the consummation of the transaction, the Company will issue the lender 2,000,000 warrants that may be converted to common shares at a price set by the most recent trade on the CNQ. The warrants shall vest on the basis of 1 warrant for each $5.00 that the lender lends to the company. The minimum amount for the loan is $4.5 million in order for the lender to exercise such warrant rights. This transaction is contingent upon the lender's completing its due diligence of the Company's operations over the next 30 days at which point formal documents will be executed to complete the transaction. If approved, the initial funds of approximately $5 million to $6 million shall be utilized in Costa Rica for projects that are under development as described below.

12155 Dearborn Place, Poway, California, USA 92064

Phone: (858) 668-1808 Fax: (858) 513-3760

e-mail: info@thunderbirdgaming.com website: www.thunderbirdgaming.com

Panama: Operations in Panama continue to be the leader in the market, despite the opening of two large competitors. Casino Majestic opened in December with 489 slot machines and 36 table games. Casino Harlequin in the Continental Hotel opened its expansion in December introducing 150 new slots and 20 new table games into the market. This represents an increase of 65% in tables and over 25% in slots. While both properties will be a factor in future market conditions, initial results show that Fiesta Casinos has maintained its position as the leader in the market. The Panama operations have employed a strategy of diversification throughout the country. The company's four casinos outside Panama City continue to show good growth year over year, a trend that has been consistent for 5 years. The operations in Panama City have been able to maintain revenue streams in the face of quite formidable competition.

While a consolidation of the six casinos shows revenues equal to the prior year, EBITDA is lower due to increased marketing and promotional costs that have been necessary to compete in what is now a highly volatile market. The company has expensed a large "name recognition" advertising campaign in the first quarter. The company believes it can now sustain its revenue stream through aggressive player promotion with much lower marketing costs.

Slot revenues continued to show consistent growth year over year, but increased competition and poor winning percentages in Q1 negatively impacted table revenue.

Nicaragua: Results in Nicaragua continue to exceed Management's expectations at the two properties, Fiesta and Pharaohs. The local company, in which Thunderbird has a minority interest, is negotiating expansion to two other locations. The local company has also completed the purchase of a property located near the Pharaohs Casino, which offers excellent opportunity for future expansion.

Guatemala: The video lottery salon at the Camino Real continues to yield consistent and reliable results. Revenues are up with the addition of 29 machines and the bar. The Company is waiting for the new government to enact regulations before it pursues further locations.

Costa Rica: The Company is advancing its development efforts in Costa Rica. The Fiesta Casino at the Presidente Hotel is continuing to show good progress. The Fiesta Casino at the Presidente Hotel now has 113 gaming machines and 34 table positions. In addition, the Company and its local 50% Costa Rica partner recently signed an agreement with a multi-national hotel owner-operator to build a casino near the San Jose International Airport. The development rights include the right to own and operate a casino/entertainment/restaurant property. The hotel owner will secure all appropriate construction and operating permits such as the casino license, food and alcohol beverage license, and approval of zoning for the construction and operation. The Company will undertake to construct the building and improvements for a Fiesta casino/entertainment center and the "shell/box" for a Denny's restaurant. The project cost is estimated at $5.3 million, which will result in the addition of 250 gaming machines and 84 new gaming positions. Costa Rica has a population of 3.9 million, a GDP of $32 billion and a per capita GDP of $8,300.

Chile: New casino legislation in Chile continues to advance. When approved, the law will allow for at least 11 new licenses to be granted. The Capitol City of Santiago is the only market that will be excluded from having casinos. The legislation is now in the Senate Tax Committee, after

12155 Dearborn Place, Poway, California, USA 92064

Phone: (858) 668-1808 Fax: (858) 513-3760

e-mail: info@thunderbirdgaming.com website: www.thunderbirdgaming.com which will be voted on by the Senate. It has already been approved by the Chamber of Deputies, and continues to have strong public support from both houses and from the executive branch.

In its current form, the new casino legislation provides that all new licenses will be subject to a public bid process taking into account clearly defined parameters. The Company has advanced its proposed project in the southern city of Rancagua by signing a contingent agreement to secure a prime real estate location on a major thoroughfare for the development of a casino and hotel. Rancagua has an urban population of 235,000 and is a regional service center for another 800,000 people from Chile's 6th Region.

This is the second such agreement that Thunderbird has signed in Chile. The first is for the southern city of Talca and is referred to in a previous press release. The Company continues on a course of locating and securing strategic casino sites in order to present comprehensive tourist projects within the bidding process. Negotiations are ongoing with strategic Restaurant and hotel partners.

International Thunderbird Gaming Corporation is an owner and manager of international gaming facilities. Additional information about the Company is available on its World Wide Web site at. The Company moved its corporate offices to a new location just north of San Diego, California.

On behalf of the Board of Directors,

Jack R. Mitchell
President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the CNQ and other regulatory authorities.

12155 Dearborn Place, Poway, California, USA 92064

Phone: (858) 668-1808 Fax: (858) 513-3760

e-mail: info@thunderbirdgaming.com website: www.thunderbirdgaming.com